Exhibit 15.2

CONTACT

Yue Ming Wai Bonaventure, Chief Financial Officer

011-852-2810-7205 or bonyue@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES, INC. ANNOUNCES

2019 RESULTS OF OPERATIONS

HONG KONG, June 12, 2020 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR) (the “Company”), a company based in the People’s Republic of China (the “PRC”), today announced its results of operations for the year ended December 31, 2019 as follows.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except per share data)

	Year Ended December 31,
	2017	2018	2019	2019
	CNY	CNY	CNY	US$

CONTINUING OPERATIONS
Revenue	—	—	12,969	1,863
Cost of sales	—	—	(12,752)	(1,831)
Gross profit	—	—	217	32
Selling and distribution expenses	—	—	(2)	—
Administrative expenses	(6,204)	(6,207)	(5,814)	(835)

OPERATING LOSS	(6,204)	(6,207)	(5,599)	(803)

Finance costs	(14)	5	(62)	(9)
Interest income	39	26	16	2

LOSS BEFORE INCOME TAX FROM CONTINUING OPERATIONS	(6,179)	(6,176)	(5,645)	(810)

INCOME TAX EXPENSE	—	—	—	—

LOSS FOR THE YEAR FROM CONTINUING OPERATIONS	(6,179)	(6,176)	(5,645)	(810)

DISCONTINUED OPERATIONS
Loss for the year from discontinued operations, net of tax	(23,817)	—	—	—

LOSS FOR THE YEAR	(29,996)	(6,176)	(5,645)	(810)

ATTRIBUTABLE TO:
Owners of the Company
From continuing operations	(6,179)	(6,176)	(5,645)	(810)
From discontinued operations	(23,817)	—	—	—
	(29,996)	(6,176)	(5,645)	(810)

Non-controlling interests
From continuing operations	—	—	—	—
From discontinued operations	—	—	—	—
	—	—	—	—

	(29,996)	(6,176)	(5,645)	(810)

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted
- For loss from continuing operations	(0.25)	(0.25)	(0.23)	(0.03)
- For loss from discontinued operations	(0.95)	—	—	—
- Net loss per share	(1.20)	(0.25)	(0.23)	(0.03)

The consolidated statements of profits or loss of the Company for the years ended December 31, 2017, 2018 and 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated statements of profits or loss have been derived from and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019 contained in the Company’s Annual Report on Form 20-F as filed with the Commission on June 12, 2020.

Mr. Wong Wah On Edward, the Company's Chairman, commented on the results: “During 2019, we undertook additional exploration activities and sample analysis at the Moruogu Tong Mine located in the Inner Mongolia Autonomous Region in the People’s Republic of China (the ‘PRC’) and completed the initial draft of the detailed geographical exploration report for submission to government authorities for review and comment.  During 2019, we also commenced our copper ore trading activities, which we propose to pursue as market opportunities arise.  The outbreak of COVID-19 has severely disrupted our operations. Governmental control measures imposed to contain its spread have impacted our business by restricting the movement of our employees since the beginning of the pandemic in the PRC through mid-March, when we were able to partially re-open. COVID-19 has also affected our suppliers’ workforces, and as a result we are experiencing a slow resumption of operations and may experience delays or the inability to deliver goods on a timely basis. The market demand for the copper ore that we trade and the metals that we may mine have similarly been negatively impacted by COVID-19 as a result of the sharp decrease in manufacturing and other activity due to the widespread closure of businesses in the PRC and worldwide. The impact by COVID-19 on the economic conditions and business activities may also affect our ability to explore new businesses opportunities to contribute to revenues and enhance shareholder values.”

For the convenience of the reader, amounts in Chinese Yuan (“CNY”) have been translated into United States dollars (“US$”) at the rate of US$1.00=CNY6.9632 as quoted by www.ofx.com on December 31, 2019.  The CNY is not freely convertible into foreign currencies and no representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

About China Natural Resources:

China Natural Resources, Inc., a British Virgin Islands company limited by shares, through its operating subsidiaries in the People’s Republic of China, is currently engaged in (a) the acquisition and exploitation of mining rights in Inner Mongolia, including exploring for lead, silver and other nonferrous metal; and (b) copper ore trading in the PRC.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of the U.S. federal securities laws.  These statements include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to the Company's policies regarding the impact of the novel coronavirus 2019 (“COVID-19”) on the Company’s operations, those of its suppliers, the resumption of demand for the metal that the Company may mine or copper ore that it may trade, as well as on general economic conditions and the ability of the Company to explore new business opportunities. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause the Company’s actual results to differ from its forward-looking statements are: uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China; uncertainties associated with metal price volatility; uncertainties related to the Company’s ability to fund operations; uncertainties relating to possible future increases in operating expenses, including costs of labor and materials; uncertainties regarding the impact of COVID-19 pandemic; and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.